UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MOOLEC SCIENCE SA

(Name of Issuer)

Ordinary shares, with a nominal value of US$0.01 per share, of Moolec Science SA (“Shares”)

(Title of Class of Securities)

L64875 104

(CUSIP Number)

Gastón Paladini

The Biotech Company LLC

1095 Sugar View Drive, Suite 500

Sheridan, WY82801

United States

Telephone: +54 9 34 1676 0803

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

April 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L64875 104	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Biotech Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —
	8.	SHARED VOTING POWER 2,914,000 (1)
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER 2,914,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Biotech Company LLC is controlled by Gastón Paladini. As a result, Gastón Paladini may be deemed to be the ultimate beneficial owner of Shares held by The Biotech Company LLC.

CUSIP No. L64875 104	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gastón Paladini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —
	8.	SHARED VOTING POWER 2,914,000 (1)
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER 2,914,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.  Security and Issuer.

The class of equity securities to which this joint statement on Schedule 13D relates is the ordinary shares, with nominal value of $0.01 per share, of Moolec Science SA (the “Shares”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, with its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440 (“Moolec”, or the “Issuer”).

Item 2. Identity and Background.

(a)	This statement is filed by:

i)	The Biotech Company LLC, which is the holder of record of 2,914,000 Shares (corresponding to approximately 7.8% of the Issuer’s outstanding capital stock) (“Biotech”); and

ii)	Gastón Paladini (“Mr. Paladini” and together with Biotech, each a “Reporting Person”, and, collectively, the “Reporting Persons.”)

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal offices of:

i)	Biotech is 1095 Sugar View Drive, Suite 500, Sheridan, WY82801, United States; and

ii)	Gastón Paladini is 17, Boulevard F. W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

(c) The principal occupation of Biotech is serving as an investor to the Issuer. The present principal occupation of Gastón Paladini is Chief Executive Officer of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

i)	Biotech is a limited liability company formed under the laws of Wyoming; and

ii)	Gastón Paladini is an Argentinian citizen.

Page 4 of 7 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership by the Reporting Person as a result of the transfer of 2,914,000 Shares from BG Farming Technologies Limited (“BG Farming”) to Biotech, pursuant to the amended and restated operating agreement of BG Farming, dated March 7, 2022 (the “Amended Operating Agreement”). See “Item 6 —Operating Agreement.” The foregoing description of the Amended Operating Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the Amended Operating Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The aggregate percentages of Shares beneficially owned by the Reporting Person, and reported in this Schedule 13D, is calculated based on 37,563,768 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on November 2, 2023 (File No. 001-41586) (the “Issuer 20-F”).

Item 4.  Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Person received the Shares described in this Schedule 13D in accordance to the Amended Operating Agreement, and holds the 2,914,000 Shares for investment purposes, while intending to review their investments in Moolec on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of Moolec’s business, financial condition, operations and prospects; price levels of Moolec’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments.

Based on such review, the Reporting Person may, at any time and from time to time, acquire additional securities of Moolec, or retain or sell all or a portion of the securities then held, including without limitation, in the open market, block sales or in privately negotiated transactions at any time, and may formulate other purposes, plans or proposals regarding Moolec or any of its subsidiaries, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Person. In connection with such considerations or activity, the Reporting Person may use third-party advisers, consultants or agents (each an “Adviser”) to assist the Reporting Person and may engage, directly or indirectly, in discussions or negotiations, or pursue agreements with other parties regarding the securities then held and such other matters as it considers relevant to making its determinations.

In addition, the Reporting Person or their Advisers may engage in discussions with management, the board of directors of Moolec, other shareholders of Moolec and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, sales or acquisitions of securities, assets or businesses, changes to the capitalization or dividend policy of Moolec, or other material changes to Moolec’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purposes or formulate different plans or proposals with respect thereto at any time.

Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) In the aggregate, the Reporting Persons beneficially owns 2,914,000 Shares, representing 7.8% of the outstanding Shares.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended Operating Agreement

Pursuant to the Amended Operating Agreement, Biotech, agreed, among other things, that in the event of closing of a business combination involving the Issuer, BG Farming would transfer to its members its Shares, in accordance with each member’s ownership of BG Farming. Accordingly, BG Farming transferred 2,914,000 Shares to Biotech. The foregoing description of the Amended Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Operating Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, by and between the Reporting Persons
99.2	Amended and Restated Operating Agreement of BG Farming, dated March 7, 2022, by and among BG Farming Technologies Ltd, THEO I SCSp and The Biotech Company LLC.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2024

THE BIOTECH COMPANY LLC

By:	/s/ Gastón Paladini
Gastón Paladini
Director

By:	/s/ Gastón Paladini
Gastón Paladini

Page 7 of 7 Pages